UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Manitex International, Inc.

(Name of issuer)

Common stock

(Title of class of securities)

563420108

(CUSIP number)

January 4, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 5 Pages

CUSIP No. 563420108
1	Name of reporting persons: Robert J. Skandalaris
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization
Number of shares beneficially owned by each reporting person with	5	Sole voting power 811,899
	6	Shared voting power 0
	7	Sole dispositive power 811,899
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 811,899
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.14%
12	Type of reporting person (see instructions) IN

Page 2 of 5 Pages

CUSIP No. 563420108

Item 1(a).		Name of Issuer:

Manitex International, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

1030 Doris Rd., Auburn Hills, MI 48326

Item 2(a).		Name of Person Filing:

Robert J. Skandalaris

Item 2(b).		Address of Principal Business Office or, if none, Residence:

1030 Doris Rd., Auburn Hills, MI 48326

Item 2(c).		Citizenship:

United States of America

Item 2(d).		Title of Class of Securities:

Common stock, no par value

Item 2(e).		CUSIP Number:

563420108

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 5 Pages

CUSIP No, 563420108

Item 4.	Ownership

(a) Amount Beneficially Owned:

811,899

(b) Percent of Class:

7.14%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

811,899

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

811,899

(iv) shared power to dispose or to direct the disposition of:

0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class. N/A Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

Page 4 of 5 Pages

CUSIP No, 563420108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

January 7, 2011
(Date)

/s/ Robert J. Skandalaris
(Signature)

Robert J. Skandalaris
(Name and Title)

Page 5 of 5 Pages